Exhibit 99.2

ITW CONFERENCE CALL
First Quarter 2003

ITW Agenda

1. Financial Overview……………..Jon Kinney

2. Introduction……………………..John Brooklier

3. Manufacturing Segments……… John Brooklier

4. Forecast…………………………Jon Kinney

5. Q & A…………………………...Kinney/Brooklier

ITW Forward-Looking Statements

Statements regarding the company's earnings estimates contain forward-looking statements within the meaning of the private securities Litigation Reform act of 1995, including, without limitation, statements regarding the company's 2003 forecasts. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated, including, without limitation, the following risks:1)a downturn in the construction, automotive, general industrial, food service and retail, or real estate markets; 2)deterioration in global and domestic businesses and economic conditions, particularly in North America, the European community and Australia; 3) the unfavorable impact of foreign currency fluctuations; 4) an interruption in , or reduction in, introducing new products into the Company's product lines; and 5)an unfavorable environment for making acquisitions or dispositions, domestic and international, including adverse accounting or regulatory requirements and market value of candidates.
Conference Call Playback

Replay number: 402-220-6032
Replay available through midnight of April 30
No pass code necessary

ITW Quarterly Highlights

| | 2002 | 2003 | F(U) Last Year | |
| | Q1 | Q1 | Amount | % |

Operating Revenues	2,204.7	2,313.8	109.1	4.9%
Operating Income	309.9	321.0	11.1	3.6%
% of Revenues	14.1%	13.9%	-0.2%	
Income From Continuing Operations				
Income Amount	194.4	199.5	5.1	2.6%
Income Per Share-Diluted	0.63	0.65	0.02	3.2%
Average Invested Capital	6,506.6	6,468.7	(37.9)	-0.6%
Return on Invested Capital	12.4%	12.9%	0.5%	
Free Cash	230.7	176.7	(54.0)	-23.4%

ITW Quarterly Operating Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Manufacturing Business			
Operating Leverage	-1.7%	-5.2%	-0.5%
Non Volume Related		3.0%	0.4%
Total	-1.7%	-2.2%	-0.1%
Acquisitions / Divestitures	1.9%	1.1%	-0.1%
Translation	4.8%	4.0%	-0.1%
Restructuring		0.5%	0.1%
Leasing & Investment	-0.1%	0.2%	0.0%
Total	4.9%	3.6%	-0.2%

ITW Leasing & Investments

	2002 Q1	2003 Q1	F(U) Last Year	
			Amount	%
Operating Revenues	32.1	30.4	(1.7)	-5.3%
Operating Income	16.8	17.4	0.6	3.6%

Operating Margins	52.3%	57.2%	4.9%		

ITW Non Operating & Taxes

	2002 Q1	2003 Q1	F(U) Last Year	
			Amount	%
Operating Income	309.9	321.0	11.1	3.6%
Interest Expense	(17.5)	(17.4)	0.1	
Other Income (Expense)	2.1	3.3	1.2	
Income From Continuing Operations-P/T	294.5	306.9	12.4	4.2%
Income Taxes	100.1	107.4	7.3	
% to Pre Tax Income	34%	35%	-1.0%	
Income From Continuing Operations-A/T	194.4	199.5	5.1	2.6%

ITW Invested Capital

	3/31/02	12/31/02	3/31/03
Trade Receivables	1,486.8	1,500.0	1,562.3
Days Sales Outstanding	60.7	55.6	60.8
Inventories	964.9	962.7	1,009.0
Months on Hand	2.0	1.8	2.0
Other Current Assets	328.7	354.3	354.6
Accounts Payable & Accruals	(1,279.5)	(1,445.6)	(1,383.8)
Operating Working Capital	1,500.9	1,371.4	1,542.1
% to Revenue(Prior 4 Qtrs.)	16%	14%	16%
Net plant & Equipment	1,605.2	1,631.2	1,657.5
Investments, net of L&I Debt	569.1	622.3	576.4
Goodwill	2,281.6	2,394.5	2,417.0
Other net	424.2	383.8	341.3
Invested Capital	6,381.0	6,403.2	6,534.3

ITW Debt & Equity

	3/31/02	12/31/02	3/31/03
Total Capital			

Short Term Debt	276.5	121.6	101.0
Long Term Debt	1,249.7	1,460.4	1,451.8
Total Debt	1,526.2	1,582.0	1,552.8
Stockholders Equity	5,945.9	6,649.0	6,919.1
Total Capital	7,472.1	8,231.0	8,471.9
Less:			
Leasing & Investment Debt	(810.1)	(770.1)	(812.0)
Cash	(281.0)	(1,057.7)	(1,125.6)
Net Debt & Equity	6,381.0	6,403.2	6,534.3
Debt to Total Capital	20%	19%	18%
Debt to Total Capital (x L&I)	12%	11%	10%

ITW Cash Flow

	2002 Q1	2003 Q1
Net Income	(23.4)	195.4
Adjust for Non Cash Items	272.6	64.3
Changes in Operating Assets & Liab.	33.7	(42.5)
Net Cash From Operating Activities	282.9	217.2
Additions to Plant & Equipment	(64.0)	(56.2)
Proceeds from investments	11.8	15.7
Free Cash	230.7	176.7
Acquisitions	(35.3)	(14.8)
Investments	(115.0)	(29.1)
Dividends	(67.1)	(70.5)
Debt	(40.9)	(32.7)
Other	26.4	38.3
Net Cash Increase(Decrease)	(1.2)	67.9

ITW Return on Invested Capital

Current Quarter	2002 Q1	2003 Q1	F(U) Prior Yr.
Operating Income after taxes	201.4	208.7	7.3
Operating Margins	9.1%	9.0%	-0.1%

Average Invested Capital	6,506.6	6,468.7	(37.9)
Capital Turnover	1.36	1.43	0.1
Return on Average Invested Capital	12.4%	12.9%	0.5%

Year to Date	2002 Q1	2003 Q1	F(U) Prior Yr.
Operating Income after taxes	201.4	208.7	7.3
Operating Margins	9.1%	9.0%	-0.1%
Average Invested Capital	6,506.6	6,468.7	(37.9)
Operating Margins	1.36	1.43	0.1
Return on Average Invested Capital	12.4%	12.9%	0.5%

ITW Acquisitions

	Q1	Q2	Q3	Q4	Q1
Annual Revenues Acquired	31	59	33	72	49
Purchase Price					
Cash Paid	35	57	14	82	44
Stock Issued	-	-	-	-	-
Total	35	57	14	82	44
Number of Acquisitions					
North America					
Engineered Products	2	1	1	1	1
Specialty Systems	-	2	1	2	-
International					
Engineered Products	1	2	1		-
Specialty Systems	2	2	2	1	7
Total	5	7	5	4	8

Key Economic Data

•March ISM: 46.2% is first under 50 showing since Nov. 2002
••US Industrial Production (ex. Tech.): +0.2% in Feb 2003. vs. +0.5% in Jan. 2003
••Euro-Zone Production Index: 48.4% in March 2003 vs. 50.1% in Feb. 2003
ITW Engineered Products – North America

	2002 Q1	2003 Q1	F(U) Last Year Amount	%

Operating Revenues	736.5	748.8	12.3	1.7%
Operating Income	124.7	111.1	(13.6)	-10.9%
Operating Margins	16.9%	14.8%	-2.1%	

Engineered Products – North America
Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	-1.7%	-4.2%	-0.5%
Non Volume Related		-2.4%	-0.4%
Total	-1.7%	-6.6%	-0.9%
Acquisitions / Divestitures	3.4%	0.5%	-0.4%
Translation	0.0%	0.0%	0.0%
Restructuring		-4.8%	-0.8%
Total	1.7%	-10.9%	-2.1%

Engineered Products – North America
Key Points

• ITW construction base revenues: -5% for Q1
   -Commercial construction: -5% to -10%
   -New housing: -2%
   -Renovation/rehab: +10%
• Commercial construction bottomed…but not expected to materially improve in 2003
•• New housing starts expected to decline 3% to 4% in 2003
•• Renovation/rehab sales look more stable for '03
• Auto base revenues = +3% for Q1
•• Big 3 build rates at +1% for Q1
– GM at +6%; Ford -3%; Chrysler -5%
–• ITW and Ward's estimates 2ndQ builds at -11%
•• ITW and Ward's estimates FY '03 builds at -7%
•• March Big 3 inventories at 81 days…best level since November

ITW Engineered Products – International

	2002 Q1	2003 Q1	F(U) Last Year	
			Amount	%
Operating Revenues	332.0	405.5	73.5	22.1%
Operating Income	28.2	42.3	14.1	50.0%
Operating Margins	8.5%	10.4%	1.9%	

Engineered Products – International
Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	5.2%	22.9%	1.4%
Non Volume Related		9.6%	0.8%
Total	5.2%	32.5%	2.2%
Acquisitions / Divestitures	1.7%	1.1%	-0.1%
Translation	15.2%	21.0%	0.2%
Restructuring		-4.6%	-0.4%
Total	22.1%	50.0%	1.9%

Engineered Products – International
Key Points

•Construction base revenues: +3% in Q1
–Europe +2% growth (strength in UK, France and Italy)
–Australia +3% growth (strength in new housing/Siddons Ramset 80/20 programs)
–•Automotive base revenues: +4% in Q1
–Builds decline 2% in Q1
–GM +6%; Ford +4%; BMW -2%; Renault -3%; VW -4%
–Forecasting FY '03 builds to be flat
ITW Specialty Systems – North America

	2002 Q1	2003 Q1	F(U) Last Year	
			Amount	%

Operating Revenues	827.2	785.7	(41.5)	-5.0%
Operating Income	111.1	111.3	0.2	0.2%
Operating Margins	13.4%	14.2%	0.8%	

Specialty Systems – North America
Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Base Operating Leverage	-6.1%	-18.6%	-1.7%
Base Non Volume		7.4%	1.1%
Total	-6.1%	-11.2%	-0.6%
Acquisitions / Divestitures	1.1%	1.7%	0.1%
Translation	0.0%	0.1%	0.0%
Restructuring		9.6%	1.3%
Total	-5.0%	0.2%	0.8%

Specialty Systems – North America
Key Points

•Food Equipment base revenues: -12% in Q1; restaurants and supermarkets still weak
••Food Equipment op. income and margins improve in Q1 due to 80/20 programs
••Industrial packaging: Signode had flat base revenues….consumables continue to outperform "cap ex" machinery
••Welding base revenues down 5% in Q1
••Finishing base revenues flat in Q1
ITW Specialty Systems – International

	2002 Q1	2003 Q1	F(U) Last Year Amount	%
Operating Revenues	365.6	425.4	59.8	16.4%
Operating Income	29.0	38.8	9.8	33.8%
Operating Margins	7.9%	9.1%	1.2%	

Specialty Systems – International
Quarterly Analysis

| | % F(U) Prior Year | | |
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Base Operating Leverage	0.6%	2.2%	0.1%
Base Non Volume		13.8%	1.1%
Total	0.6%	16.0%	1.2%
Acquisitions / Divestitures	0.2%	2.5%	0.2%
Translation	15.6%	21.7%	0.3%
Restructuring		-6.4%	-0.5%
Total	16.4%	33.8%	1.2%

Specialty Systems – International
Key Points

•Industrial packaging: +2% base revenues in Q1
••Signode led the way for industrial packaging:
    -Europe +3%; Asia/Pacific +10%
    -growth due to consumables not machinery
••Food Equipment: base revenues flat…but op. income/margins up significantly
••Finishing: base revenues +2% due to auto penetration
•ITW 2003 Forecast

	Low	High	Mid Point	%F(U) 2002
2nd Quarter				
Base Revenues	-5%	-1%	-3%	
Income Per Share-Diluted	$0.83	$0.93	$0.88	2%
Full Year				
Base Revenues	-3%	1%	-1%	
Income Per Share-Diluted	$3.02	$3.42	$3.22	7%

ITW 2003 Forecast Key Assumptions

•Exchange rates hold at March 31, 2003 levels.
••Acquired revenues in the $200 to $600 million range.
••Restructuring cost of $55 to $60 million.
••No further goodwill or intangible impairment cost for the balance of the year.
••Tax rate of 35%
ITW Conference Call – Q & A – First Quarter